Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

          We consent to the use of our report dated, February 28, 2006 with respect to the Combined Financial Statements of Lightstone Member LLC, PRC Member LLC, Lightstone Member II LLC, and Lightstone Member III LLC for the Year Ended December 31, 2005, and our report dated February 24, 2005 with respect to the Consolidated Financial Statements of PRC Member LLC and Subsidiary and Lightstone Member and Subsidiary for the Year Ended December 31, 2004 in Presidential Realty Corporation’s Annual Report on Form 10-KSB, expected to be filed with the Securities and Exchange Commission and be effective on or about March 31, 2006.

The Schonbraun McCann Group LLP

Roseland, New Jersey
March 30, 2006